Hotchkis & Wiley Funds
725 South Figueroa Street, 39th Floor
Los Angeles, California 90017

October 9, 2014

Mr. Ken Ellington
Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C.  20549

Re:	Hotchkis & Wiley Funds (the “Trust”)
  File Nos.: 333-68740 and 811-10487

Dear Mr. Ellington,

The purpose of this letter is to respond to oral comments received by Edward Paz of U.S. Bancorp Fund Services, LLC, the Trust’s administrator, from the Securities and Exchange Commission (“SEC”) Staff (the “Staff”) on October 6, 2014, regarding the Staff’s recent Sarbanes-Oxley review of the Trust’s annual certified shareholder report for the fiscal year ended June 30, 2014 filed on Form N-CSR on August 29, 2014 (the “Annual Report”).

In connection with this response to the Staff’s comments, the Trust hereby states the following:

1.
The Trust acknowledges that in connection with the comments made by the Staff on the Annual Report, the Staff has not passed generally on the accuracy or adequacy of the disclosure made in the Registration Statement;

2.
The Trust acknowledges that the Staff’s comments or changes to disclosure in response to the Staff’s comments do not foreclose the SEC from the opportunity to seek enforcement or take other action with respect to the disclosure made therein; and

3.
The Trust represents that neither it nor its management will assert the Staff’s comments or changes in disclosure in response to the Staff’s comments as a defense in any action or proceeding by the SEC or any person.

For your convenience, the Staff’s comment has been reproduced in bold typeface and is immediately followed by the Trust’s response.

1.         Schedule of Investments – Hotchkis & Wiley Global Value Fund

Staff Comment: Going forward, please provide the percentage of net assets of the Hotchkis & Wiley Global Value Fund that are invested in companies located outside of the United States.

Response:  Going forward, the Trust confirms that it will provide the requested information on the Schedule of Investments in either graphical or tabular format.

2.         Schedule of Investments – All Funds

Staff Comment: The Hotchkis & Wiley Diversified Value Fund, Hotchkis & Wiley Large Cap Value Fund, Hotchkis & Wiley Mid-Cap Value Fund, Hotchkis & Wiley Small Cap Value Fund, Hotchkis & Wiley Global Value Fund, and Hotchkis & Wiley Value Opportunities Fund each invested more than 25% of their respective net assets in the securities of issuers/companies in a single sector. In such circumstances going forward, please ensure that the “Principal Investment Strategy” and “Principal Investment Risks” sections of the Prospectus disclose that a Fund may make significant investments in certain specified sectors.

Response:  Going forward, the Trust will make the requested change.

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If you have any additional questions or require further information, please contact Edward Paz of U.S. Bancorp Fund Services, LLC at 414-765-5366.

Sincerely,

Hotchkis & Wiley Funds

/s/ Anna Marie Lopez
Anna Marie Lopez
President

cc:   Karin Jagel Flynn, Vedder Price P.C.
Edward Paz, U.S. Bancorp Fund Services, LLC